THIS PRESS RELEASE IS NOT INTENDED FOR AND MAY NOT BE DISTRIBUTED IN THE UNITED STATES, OR TO US PERSONS.

FOR IMMEDIATE RELEASE                                           3 SEPTEMBER 1999

                                    EIDOS PLC
                           1999 FIRST QUARTER RESULTS

                    FIRST QUARTER REVENUES (POUND)16.8MILLION
          FIRST QUARTER LOSS BEFORE TAX AND GOODWILL (POUND)18.4MILLION

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the quarter ended 30 June 1999.

MR CHARLES CORNWALL, CHIEF EXECUTIVE OFFICER, SAYS:

"Our results for the three months to June, traditionally a quiet quarter for our industry, reflect the slippage of two key titles as we took the decision to delay the launch of Braveheart and Legacy of Kain: Soul Reaver until our second quarter, ensuring they were fully ready for release. Both titles have since been successfully released. We are satisfied with the progress made and are pleased to have secured recently a number of exciting new publishing and license deals. We remain on course to achieve the growth targets we set ourselves for the full year."

HIGHLIGHTS OF THE CHAIRMAN'S STATEMENT

-    Three new titles launched in the quarter

- Acquisition of 25% stake in Pyro Studios SL, Spanish developers of the Commandos series of games, and 75% stake in Proein SA, the related Spanish distributor

-    Acquisition of 5% stake in Elixir Studios

- Long term publishing deal with Capcom for Resident Evil 3 extended. Capcom now granted Japanese and Asian rights to the next game in the Tomb Raider series

- Eidos also granted European and Australian rights to publish Capcom's Power Stone on Dreamcast

- Publishing deal signed with Enix for the Game Boy rights to Dragon Warrior Monsters

- European and Australian PC CD rights for Final Fantasy VIII secured under extension to existing publishing deal with Squaresoft

- License agreement signed with International Sports Multimedia for the International Olympic Committee's exclusive rights to the Sydney 2000 and Athens 2004 Olympic Games and the Salt Lake City 2002 Winter Games

- Following conversions by the holders, convertible bond liability has fallen from $49.9m at 31 March 1999 to $33.6m at 30 June 1999 and to $9.8m as at today's date further strengthening the balance sheet

RESULTS HIGHLIGHTS (FOR THE QUARTER TO 30 JUNE 1999)

-    Turnover:                                     (pound)16.8m    (1998:     (pound)25.8m)
-    EBITDA:                                      ((pound)17.5m)   (1998:    ((pound)1.5m))
-    Loss before tax and goodwill:                ((pound)18.4m)   (1998:    ((pound)2.3m))
-    Loss before tax:                             ((pound)20.9m)   (1998:    ((pound)2.3m))
-    Loss per share:                               (79.9p)         (1998:     (8.3p))
-    Loss per share before goodwill:               (65.6p)         (1998:     (8.3p))


                                   Exhibit E-2

NOTE 1: EIDOS PREPARES FINANCIAL STATEMENTS IN ACCORDANCE WITH APPLICABLE UK ACCOUNTING STANDARDS (UK GAAP). THE RECONCILIATION TO US GAAP IS AVAILABLE FROM EIDOS ON REQUEST.


                                   Exhibit E-2

                                          EIDOS/FIRST QUARTER RESULTS.... PAGE 2

REGARDING CURRENT TRADING AND PROSPECTS MR IAN LIVINGSTONE, CHAIRMAN, SAYS:

"During the first quarter we released Warzone 2100 and FA Manager on PSX and Official Formula One Racing on PC CD. However, we made the decision to postpone the launch of Braveheart and Legacy of Kain: Soul Reaver to the second quarter to ensure that the products were ready for release to our consumers. Both titles have now been released and we have been very pleased with their performance. In particular, Legacy of Kain: Soul Reaver, the latest title from Crystal Dynamics, which we acquired in November 1998, has to date shipped in excess of 750,000 units world wide.

Extending our model of investing in developers with proven records of achievement, July saw us take a 25% stake in Pyro Studios SL, the developers of the highly successful titles Commandos: Behind Enemy Lines and Commandos: Beyond the Call of Duty. Combined sales of these titles exceeded 1.3 million units world wide since June 1998. As part of this investment deal we also took a 75% stake in Proein SA, the related Spanish distributor, securing a firm foothold for our products in one of Europe's fastest growing software markets. In August, following our publishing deal in February with Elixir Studios, we acquired a 5% stake in the London-based developer, as a further sign of our belief in their creative and technical abilities.

In Japan, we have extended our existing co-publishing arrangements with Capcom whereby we have the exclusive rights to Resident Evil 3 on PSX in Europe and Australia. Under the extension Capcom has been given exclusive rights to publish the PSX version of the next game in the Tomb Raider series in Japan and Asia. Further, we have been granted the European and Australian publishing rights to Capcom's Power Stone title on the Sega Dreamcast. The release of Power Stone is set to coincide with the European release of Dreamcast later this year.

A deal with Enix to publish titles from the Dragon Warrior Monsters series of games in Europe on the Game Boy further extends the range of platforms we will be publishing on during the current fiscal year. It is particularly gratifying that we have been able to secure two such high profile titles for our first releases on the Game Boy and Dreamcast platforms.

The recent signings of the PC CD publishing rights for Final Fantasy VIII in Europe and Australia and of the rights to the Sydney 2000 and Athens 2004 Olympic Games and the Salt Lake City 2002 Winter Games serve to underline the strength of the Eidos brand in attracting the highest quality licenses and publishing deals in the face of strong competition.

During the quarter, Eidos was informed that it had been dismissed voluntarily by the plaintiffs from the so-called "Basketball Diaries" case currently being pursued in Paducah, Kentucky, USA on the grounds that the game published by Eidos and alleged to have inspired the underlying acts at issue in the case in fact had not yet been released at the time those acts occurred. Eidos made no payment or other consideration for the dismissal.

Though the quiet trading conditions we experienced in the first quarter look set to continue during the summer months, we already have two successful new releases behind us in the second quarter. We are also looking forward to releasing the PC CD titles Cutthroats and Abomination, prior to the quarter end. Other quality titles such as Power Stone, Daikatana, Urban Chaos, Anachronox, The Nomad Soul, Fear Effect, Resident Evil 3, Final Fantasy VIII and new releases from the Core Design franchises Tomb Raider and Fighting Force are also due for release in the current fiscal year."

CONTACT:

Charles Cornwall, CEO:                              0181 636 3000
Jeremy Lewis, CFO:                                  0181 636 3000
Neil Camp, Binns & Co:                              0171 786 9600
Ryan Barr, Brainerd Communicators:               001 212 986 6667


                                   Exhibit E-2

                                          EIDOS/FIRST QUARTER RESULTS.... PAGE 3

CHAIRMAN'S STATEMENT

RESULTS AND TRADING REVIEW

Eidos reports a loss before tax of (pound)20.9 million for the three months ended 30 June 1999 compared to (pound)2.3 million in the corresponding period last year. Turnover decreased 35% from (pound)25.8 million to (pound)16.8 million. This gives a loss per share of 79.9p compared to 8.3p in the same period last year based on a weighted average number of shares outstanding in the period of 17,568,376 (1998:17,110,838).

Net cash outflow from operating activities was (pound)7.0 million compared to an inflow of (pound)6.5 million in the corresponding period last year. The cash outflow for the period includes the second and final instalment of the consideration payable for Crystal Dynamics of (pound)14.3m, which was paid on 1 April 1999. Following conversion by the holders, the convertible bond fell from an outstanding amount of $49.9m at 31 March 1999 to $33.6m at 30 June 1999 and to $9.8m at today's date.

Three new titles were launched in the three months ended 30 June 1999; Warzone 2100 and FA Manager on PSX and Official Formula One Racing on PC CD.

Gross margin for the quarter was 50.4% compared to 56.7% in the corresponding period last year. The decrease in margin results from a combination of factors including a shift in the sales mix and increased internal royalty costs for the quarter compared to the corresponding period when there were more premium priced new releases.

SELLING AND MARKETING

Advertising costs for the three months ended 30 June 1999 were (pound)3.9 million (23.4% of revenues) compared to (pound)3.0 million (11.7% of revenues) in the corresponding period. This reflects increased expenditure on catalogue titles and the costs associated with building brand awareness through print advertising, the internet and other interactive media.

The fixed element of selling and marketing costs was (pound)4.9 million (1998:
(pound)2.8 million) and reflects the costs of additional headcount and the amortisation of licence fees.

RESEARCH AND DEVELOPMENT

Research and development spend represents the Company's investment in product development of (pound)10.9 million for the three months ended 30 June 1999 (1998: (pound)6.6 million). Also included is pure research and development of (pound)0.9 million (1998: (pound)0.5 million). The product development charge for the quarter includes (pound)7.7 million invested in a pipeline of 37 titles which have yet to be released.

GENERAL AND ADMINISTRATIVE

General and administrative costs were (pound)8.7 million or 51.7% of revenues (1998: (pound)4.0 million or 15.5%) for the three months ended 30 June 1999. The total, excluding goodwill of (pound)2.5m, was (pound)6.2 million (36.7%), reflecting the increased administrative infrastructure required to run the expanded operations of the Group.

TAXATION

A tax credit of (pound)6.9m has been applied to the loss on ordinary activities of (pound)20.9m. This reflects the projected underlying tax rate for the year to 31 March 2000 of 37%.


                                   Exhibit E-2

                                          EIDOS/FIRST QUARTER RESULTS.... PAGE 4


CURRENT TRADING AND PROSPECTS

During the first quarter we released Warzone 2100 and FA Manager on PSX and Official Formula One Racing on PC CD. However, we made the decision to postpone the launch of Braveheart and Legacy of Kain: Soul Reaver to the second quarter to ensure that the products were ready for release to our consumers. Both titles have now been released and we have been very pleased with their performance. In particular, Legacy of Kain: Soul Reaver, the latest title from Crystal Dynamics, which we acquired in November 1998, has to date shipped in excess of 750,000 units world wide.

Extending our model of investing in developers with proven records of achievement, July saw us take a 25% stake in Pyro Studios SL, the developers of the highly successful titles Commandos: Behind Enemy Lines and Commandos: Beyond the Call of Duty. Combined sales of these titles have exceeded 1.3 million units world wide since June 1998. As part of this investment we also took a 75% stake in Proein SA, the related Spanish distributor, securing a firm foothold for our products in one of Europe's fastest growing software markets. In August, following our publishing deal in February with Elixir Studios, we acquired a 5% stake in the London-based developer, as a further sign of our belief in their creative and technical abilities.

In Japan, we have extended our existing co-publishing arrangements with Capcom whereby we have the exclusive rights to Resident Evil 3 on PSX in Europe and Australia. Under the extension Capcom has been given exclusive rights to publish the PSX version of the next game in the Tomb Raider series in Japan and Asia. Further, we have been granted the European and Australian publishing rights to Capcom's Power Stone title on the Sega Dreamcast. The release of Power Stone is set to coincide with the European release of Dreamcast later this year.

A deal with Enix to publish titles from the Dragon Warrior Monsters series of games in Europe on the Game Boy further extends the range of platforms we will be publishing on during the current fiscal year. It is particularly gratifying that we have been able to secure two such high profile titles for our first releases on the Game Boy and Dreamcast platforms.

The recent signings of the PC CD publishing rights for Final Fantasy VIII in Europe and Australia and of the rights to the Sydney 2000 and Athens 2004 Olympic Games and the Salt Lake City 2002 Winter Games serve to underline the strength of the Eidos brand in attracting the highest quality licenses and publishing deals in the face of strong competition.

During the quarter, Eidos was informed that it had been dismissed voluntarily by the plaintiffs from the so-called "Basketball Diaries" case currently being pursued in Paducah, Kentucky, USA on the grounds that the game published by Eidos and alleged to have inspired the underlying acts at issue in the case in fact had not yet been released at the time those acts occurred. Eidos made no payment or other consideration for the dismissal.

Though the quiet trading conditions we experienced in the first quarter look set to continue during the summer months, we already have two successful new releases behind us in the second quarter. We are also looking forward to releasing the PC CD titles Cutthroats and Abomination, prior to the quarter end. Other quality titles such as Power Stone, Daikatana, Urban Chaos, Anachronox, The Nomad Soul, Fear Effect, Resident Evil 3, Final Fantasy VIII and new releases from the Core Design franchises Tomb Raider and Fighting Force are also due for release in the current fiscal year.

IAN LIVINGSTONE
CHAIRMAN
3 SEPTEMBER 1999

                                   Exhibit E-2

                                          EIDOS/FIRST QUARTER RESULTS.... PAGE 5

EIDOS PLC
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                                                  THREE MONTHS       Three months
                                                                 ENDED 30 JUNE      ended 30 June
                                                                          1999               1998
                                                                    (pound)000         (pound)000
TURNOVER -
CONTINUING OPERATIONS                                                   16,810             25,801
Cost of goods sold                                                      (8,345)           (11,177)
                                                              ----------------   ----------------
GROSS PROFIT                                                             8,465             14,624

Selling and marketing                                                   (8,867)            (5,858)
Research and development                                               (11,779)            (7,065)
General and administrative
   Goodwill amortisation                                                (2,514)                 -
   Other                                                                (6,169)            (4,002)
                                                              ----------------   ----------------
Operating expenses                                                     (29,329)           (16,925)
                                                              ----------------   ----------------
OPERATING LOSS                                                         (20,864)            (2,301)

Net interest and similar charges                                           (85)                19
                                                              ----------------   ----------------
LOSS  ON ORDINARY ACTIVITIES BEFORE TAX                                (20,949)            (2,282)

Taxation                                                                 6,915                867
                                                              ----------------   ----------------
NET LOSS AFTER TAX                                                     (14,034)            (1,415)
                                                              ----------------   ----------------
Loss per share                                                          (79.9P)             (8.3p)
Loss per share before goodwill                                          (65.6P)             (8.3p)
                                                                     ---------          ---------


NOTES:

1. The loss per share is based on a weighted average number of ordinary shares in issue of 17,568,376 for the quarter ended 30 June 1999 (1998:
     17,110,838).





                                                                         MORE../


                                   Exhibit E-2

                                          EIDOS/FIRST QUARTER RESULTS.... PAGE 6



EIDOS PLC
UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                         30 JUNE                 30 June
                                                                            1999                    1998

                                                                      (pound)000              (pound)000
FIXED ASSETS
Intangible assets                                                         23,999                       -
Tangible assets                                                            5,331                   6,559
Investments                                                               12,164                  12,251
                                                                ----------------        ----------------
Total fixed assets                                                        41,494                  18,810
                                                                ----------------        ----------------
CURRENT ASSETS
Stocks                                                                     6,618                   4,182
Debtors                                                                   33,369                  26,323
Cash at bank and in hand                                                  27,195                  42,691
                                                                ----------------        ----------------
TOTAL CURRENT ASSETS                                                      67,182                  73,196

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                           (23,480)                (22,994)
                                                                ----------------        ----------------
NET CURRENT ASSETS                                                        43,702                  50,202
                                                                ----------------        ----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     85,196                  69,012
                                                                ----------------        ----------------
CREDITORS DUE AFTER MORE THAN ONE YEAR:
US$ convertible bonds                                                    (20,660)                (29,054)
Other creditors                                                             (155)                   (365)
                                                                ----------------        ----------------
                                                                         (20,815)                (29,419)
                                                                ----------------        ----------------
NET ASSETS                                                                64,381                  39,593
                                                                ----------------        ----------------
                                                                ----------------        ----------------

CAPITAL AND RESERVES
Called up share capital                                                    1,855                   1,711
Share premium account                                                     62,251                  49,349
Other reserves                                                               707                     167
Profit and Loss account                                                     (432)                (11,634)
                                                                ----------------        ----------------
EQUITY SHAREHOLDERS' FUNDS                                                64,381                  39,593
                                                                ----------------        ----------------
                                                                ----------------        ----------------


NOTES:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. The balance sheet at 30 June 1998 has been restated to reflect the reclassification of the goodwill reserve required by Financial Reporting Standard No. 10.

                                                                        MORE ../


                                   Exhibit E-2

                                          EIDOS/FIRST QUARTER RESULTS.... PAGE 7


EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                THREE MONTHS ENDED    Three months ended
                                                                           30 JUNE               30 June
                                                                              1999                  1998
                                                                        (pound)000            (pound)000
                                                                  ----------------      ----------------
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                         (7,035)                6,543
                                                                  ----------------      ----------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                              335                   576
Interest paid on bond                                                         (243)                    -
Interest paid on finance leases                                                (15)                  (32)
Other interest paid                                                           (117)                    -
                                                                  ----------------      ----------------
                                                                               (40)                  544
                                                                  ----------------      ----------------
TAXATION
Overseas tax paid                                                             (938)               (5,436)
                                                                  ----------------      ----------------
                                                                              (938)               (5,436)
                                                                  ----------------      ----------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                             (554)                 (620)
Sale of tangible fixed assets                                                    -                    34
Purchase of other investments                                                    -                  (669)
                                                                  ----------------      ----------------
                                                                              (554)               (1,255)
                                                                  ----------------      ----------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                        (14,327)                    -
                                                                  ----------------      ----------------
                                                                           (14,327)                    -
                                                                  ----------------      ----------------

NET CASH (OUTFLOW) / INFLOW BEFORE FINANCING                               (22,894)                  396

FINANCING
Issue of ordinary share capital                                              1,897                     3
Repayment of principal under finance leases                                    (91)                 (221)
                                                                  ----------------      ----------------
                                                                             1,806                  (218)
                                                                  ----------------      ----------------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                                  (21,088)                  178
                                                                  ----------------      ----------------
                                                                  ----------------      ----------------

NOTES:

1. Net cash inflow from operating activities is derived from operating loss of (pound)20,864,000 (1998: (pound)2,301,000) adjusted for depreciation of (pound)820,000(1998: (pound)756,000), loss on disposal of fixed assets of (pound)7,000 (1998: (pound)5,000), goodwill amortisation of (pound)2,514,000 (1998: (pound)nil) and a decrease in working capital of (pound)10,488,000 (1998: (pound)8,083,000).

                                                                         ..ENDS.



                                   Exhibit E-2